KRIEGER & PRAGER, LLP

              39 Broadway, Suite 920, New York, NY 10006

              Tel:  (212) 363-2900     -     Fax: (212)  363-2999

January 30, 2008

VIA UPS

Anita Karu, Esq.

Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Mail Stop 3561

RE:

IP Technologies, Inc.

Form SB-2

File No. 333-147839

Dear Ms. Karu:

Enclosed herewith is Pre-Effective Amendment No. 1 to the above Registration Statement on Form SB-2 revised in light of the Staff’s January 3, 2008 comment letter, and our telephone conversation. A marked copy is also enclosed.

Pursuant to SEC Release 33-8876, subsequent to the February 4, 2008 effective date of the Release, any amendment to the attached Registration Statement currently filed on Form SB-2 would require the Company to refile on Form S-1. Accordingly, we are filing under separate cover, a request for acceleration of effectiveness to 10:00 AM on Friday, February 1, 2008.

Our response to your comments is set forth below seriatim.

1.  We note that your president is offering most of the shares of common stock that you will register. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, this transaction appears to be an offering "by or on behalf of the issuer." Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Please revise your registration statement to price those shares and disclose that the president and his affiliates will conduct offering at the fixed price for the duration of the offering. Revise your prospectus, including your cover page, summary and plan of distribution section. Please revise to identify Joseph Levi and his affiliates as underwriters.

If you disagree with our analysis, please advise us of your basis for determining that this aspect of the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(l)(i).

We made  conforming amendments to the Cover Page, Summary, Selling Securityholders Table and  Plan of Distribution sections noting that the President, Mr. Levi is an underwriter and would be making the offering at a fixed  price of $.10 per share, even after a listing is obtained .  We have also identified Mr. Levi as an underwriter.

2.

Please expand the table to include the natural persons with the power to vote or todispose of the securities offered for resale by the entities that are listed as selling security holders. If more than one holder is listed as beneficial owner for the same securities, please identify them in explanatory text or footnotes. See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual. We note, for example. Say Chicken, Inc.and Allese Capital LLC.

On the Selling Security Holders Table, we have listed the natural persons with voting and investment control over Say Chicken and Allese Capital.

3.

Please include the undertakings set forth in Item 512(g) of Regulation S-B. See SEC Release 33-8591 (July 19,2005) located on our website at www.sec.gov.

We have included the undertaking required under Item 512(g) of Regulation S-B.

4.

Please also indicate Mr. Levi is signing in the capacity of principal accounting officer. See Instructions for signatures to Form SB-2.

We have revised the signature page as requested.

We have also revised  the Plan of Distribution section in light of regulatory developments.

Please advise us as to when we the Staff determines that it would have no objection to the Company’s  request for acceleration of the effective date of the Registration Statement.

Thank you for your courtesy and cooperation in regard to this matter.

Very truly yours,

/s/ Samuel M. Krieger

SAMUEL M. KRIEGER

SMK/pm